SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                               (Amendment No. 6)

                   Under the Securities Exchange Act of 1934

                         Star Multi Care Services, Inc.
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                         (Title of Class of Securities)

                                   855156 30 3
                                 (CUSIP Number)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 855156 30 3                13G
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Stephen Sternbach
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
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3   SEC USE ONLY


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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
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                  5    SOLE VOTING POWER

                       175
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          15,521
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             175
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       15,521
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    131,507
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   |X|

    Excludes 13,289 shares of the Company's Common Stock owned by the Stephen Sternbach Family Trust; Mr. Sternbach disclaims beneficial ownership with respect to these shares
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    13.35%
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12  TYPE OF REPORTING PERSON*

    IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1(a)       Name of Issuer:

                Star Multi Care Services, Inc.

Item 1(b)       Address of Issuer's Principal Executive Offices:

                33 Walt Whitman Road
                Suite 302
                Huntington Station, New York 11746

Item 2(a)       Name of Person Filing:

                Stephen Sternbach

Item 2(b)       Address of Principal Business Office or, if none, Residence:

                33 Walt Whitman Road
                Suite 302
                Huntington Station, New York 11746

Item 2(c)       Citizenship:

                United States of America

Item 2(d)       Title of Class of Securities:

                Common Stock, $.001 par value per share

Item 2(e)       CUSIP Number:

                855156 30 3

Item 3.         Not applicable.

Item 4(a)       Amount Beneficially Owned

                As of December 31, 2001:

                131,507 shares. (Includes stock options with the right to purchase up to 115,986 shares and 15,521 shares held by his spouse)

Item 4(b)       Percent of Class: 13.35%

Item 4(c)       Number of share as to which such person has:

          (i)   sole power to vote or to direct the vote:   175
         (ii)   shared power to vote or to direct the vote: 15,521
        (iii)   sole power to dispose or to direct the disposition of: 175
         (iv)   shared power to dispose or to direct the disposition of: 15,521

Item 5   Ownership of Five Percent or Less of a Class:

         Inapplicable.

Item 6   Ownership of More than Five Percent on Behalf of Another Person.

         Inapplicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Inapplicable.

Item 8   Identification and Classification of Members of the Group:

         Inapplicable.

Item 9   Notice of Dissolution of Group:

         Inapplicable.

Item 10  Certification:

         Inapplicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 2002

By:      s/ Stephen Sternbach
         ---------------------------
         Stephen Sternbach